UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MEGOLA INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

58517C 10 7

(CUSIP Number)

STEPHEN BROCK

5770 EL CAMINO ROAD

LAS VEGAS, NV 89118

(702) 222-9076

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.

  58517C 10 7

|   1  |

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Stephen Brock

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|   2  |

Check the Appropriate Box if a Member of a Group

(a)[ ]

(b)[ ]

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|   3  |

SEC Use Only

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|   4  |

Source of Funds

PF

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|   5  |

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

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|   6  |

Citizenship or Place of Organization

United States

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| 7 |

Sole Voting Power

Number of

3,500,000

Shares Bene-                 -----------------------------------------------------------------------------------------------------

ficially

| 8 |

Shares Voting Power

Owned by Each

N/A

Reporting                      -----------------------------------------------------------------------------------------------------

Person With

| 9 |

Sole Dispositive Power

3,500,000

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|10 |

Shared Dispositive Power

N/A

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|  11  |

Aggregate Amount Beneficially Owned by Each Reporting Person

3,500,000

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|  12  |

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

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|  13  |

Percent of Class Represented by Amount in Row (11)

40.3%

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|  14  |

Type of Reporting Person

IN

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Item 1. Security and Issuer

This Schedule 13D relates to the common stock of Megola Inc., formerly SuperiorClean, Inc. (filings through 2003-10-01) (the "Company").  The principal executive offices of the Company are located at 446 Lyndock Street, Suite 102, Corunna, Ontario, Canada NON 1G0.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Stephen Brock.  Mr. Brock's business address is 5770 El Camino Road, Las Vegas, Nevada 89118.  Mr. Brock is the Chief Executive Officer, Secretary, Treasurer and a Director of Public Company Management Corporation, a reporting company.

(d)-(e)  During the last five years, Mr. Brock: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Brock is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

On February 25, 2003, Stephen Brock, through Nevada Fund, a Nevada corporation, of which Mr. Brock is the President, acquired 2,500,000 shares of the Company's common stock in a transaction which had the purpose or effect of changing or influencing control over the Company.  The shares were acquired as part of an issuance of 5,000,000 shares for an original purchase price of $150,000, consisting of $10,000 cash and a non-interest bearing note in the principal amount of $140,000 issued by Nevada Fund in favor of the Company.   The 5,000,000 shares were split between Nevada Fund and Aldo Rotondi, who became the Company's sole director and officer.  Mr. Brock is deemed to be the beneficial owner of the shares of common stock owned by Nevada Fund.  In addition, the Company sold substantially all of the Company's assets and transferred all of its liabilities to Micah Gautier, the former President of the Company, for an original purchase price of $150,000, consisting of $10,000 in cash and a non-interest bearing note in the principal amount of $140,000 issued by the Company in favor of Mr. Gautier along with Mr. Gautier's return, and the Company's cancellation, of 6,200,000 of the shares of the Company's common stock that Mr. Gautier owned at the time.  As a result of these transactions, control of the Company shifted from Mr. Gautier to Messrs. Rotoni and Brock.  The parties amended the terms of the agreements to provide for an aggregate purchase price of $100,000 cash for the 5,000,000 shares and a purchase price of $100,000 and 250,000 shares with a redemption price $0.25 per share, or an aggregate of $62,500, for substantially all of the Company's assets.  Also in February 2003, Stephen Brock and the Company amended prior consulting agreements which they had entered into effective December 2002.  Pursuant to an amended consulting agreement, Mr. Brock acquired the right to receive a total of 750,000 shares, of which 250,000 shares previously had been registered on the Company's Form S-8/A, SEC File Number 333-101906 and issued to Mr. Brock in December 2002, as discussed below under the heading "Prior Acquisitions."  The remaining 500,000 shares, which were registered on the Company's Form S-8, SEC File Number 333-103778, were issued to Mr. Brock in March 2003 in exchange for Mr. Brock's services which were valued at $25,000.  Mr. Brock's services were not provided in connection with the offer or sale of securities in a capital-raising transaction, and did not directly or indirectly promote or maintain a market for the Company's securities.  As of February 25, 2003, Mr. Brock beneficially owned an aggregate of 3,500,000 shares, or 40.3% of the Company's issued and outstanding common stock, consisting of 750,000 shares owned directly by Mr. Brock, 250,000 shares owned indirectly by Mr. Brock through GoPublicToday.com and 2,500,000 shares owned indirectly by Mr. Brock through Nevada Fund.  Mr. Brock determined his percentage ownership based on the Company's Form 10-KSB filed with the SEC on June 9, 2003, which stated that the Company had 8,176,500 shares of common stock issued and outstanding as of February 28, 2003.

Prior Acquisitions

On March 30, 2001, prior to the date the Company's common stock was registered under the Act, GoPublicToday.com, of which Stephen Brock is the President, acquired 250,000 shares of the Company's common stock valued at $0.005 per share, or an aggregate of $1,250 in consideration for investment advisory services.  GoPublicToday.com was a registered investment advisor within the meaning of Rule 13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934 at the time of the acquisition; however, Stephen Brock is deemed to be the beneficial owner of the shares of common stock owned by GoPublicToday.com.  As a result of this transaction, Mr. Brock beneficially owned 250,000 shares, or 3.3% of the Company's issued and outstanding common stock.  Mr. Brock determined his percentage ownership based on his estimate, using the Company's SEC filings, that the Company had 7,626,000 shares of common stock issued and outstanding at the time of this acquisition.

In December 2002, Stephen Brock entered into consulting agreements with the Company for the issuance of an aggregate of 625,000 shares of the Company's common stock, of which 250,000 shares vested immediately in exchange for services valued $18,750, 187,500 shares were scheduled to vest in April 2003, and an aggregate of 187,500 shares were to vest, if at all, based on three performance objectives.  The 250,000 shares of common stock were registered on the Company's Form S-8/A, SEC File Number 333-101906.  As a result of this transaction, Mr. Brock beneficially owned an aggregate of 500,000 shares, or 5.3% of the Company's issued and outstanding common stock, consisting of 250,000 shares owned directly by Mr. Brock and 250,00 shares owned indirectly by Mr. Brock through GoPublicToday.com.  Mr. Brock determined his percentage ownership based on his estimate, using the Company's SEC filings, that the Company had 9,376,500 shares of common stock issued and outstanding at the time of this acquisition.  Mr. Brock filed a Statement on Schedule 13G/A, Amendment No. 1 to report such beneficial ownership.  As discussed in the first paragraph under this "Item 3," in February 2003, Mr. Brock and the Company amended the terms of the consulting agreements that they had entered into in December 2002 to provide for an aggregate of 750,000 shares.  As discussed in the first paragraph under this "Item 3," the remaining 500,000 shares were issued to Mr. Brock in March 2003.

Item 4. Purpose of Transaction

Mr. Brock acquired the securities of the Company on February 25, 2003 in a transaction which had the purpose or effect of changing or influencing control over the Company as discussed in "Item 3. Source of Amount of Funds or Other Compensation," and resulted in:

(a)

the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)

an extra ordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)

a change in the then present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any then existing vacancies on the board;

(e)

a material change in the then present capitalization or dividend policy of the Company;

(f)

other material changes in the Company's business or corporate structure; and

Mr. Brock did not have any plans or proposals which related to or resulted in:

(g)

changes in the Company's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

any action similar to any of those enumerated in (g) through (i), above.

Mr. Brock also acquired the securities of the Company in contemplation of future transactions which would have the purpose or effect of changing or influencing control over the Company and would result in (a), (b) and (d) through (g), above.

Item 5. Interest in Securities of the Issuer

(a)

Stephen Brock beneficially owned an aggregate of 3,500,000 shares, or 40.3% of common stock of the Company as of February 25, 2003, consisting of 750,000 shares owned directly by Mr. Brock, 250,000 shares owned indirectly by Mr. Brock through GoPublicToday.com and 2,500,000 shares owned indirectly by Mr. Brock through Nevada Fund.  Mr. Brock was President of GoPublicToday.com and Nevada Fund at the time of the acquisition and was deemed to beneficially own the shares owned by GoPublicToday.com and Nevada Fund.  Mr. Brock determined his percentage ownership based on his estimate, using the Company's SEC filings, that the Company had 8,176,500 shares of common stock issued and outstanding at the time of this acquisition.

(b)

Mr. Brock had the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares beneficially owned by Mr. Brock.

(c)

Mr. Brock acquired the common stock as a result of the transactions discussed in Item 3, above.

(d)

No other person had the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Brock.

(e)

N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit 1(1)

Consulting Services Agreement dated December 12, 2002.

Exhibit 2(1)

Consulting Services Agreement dated December 17, 2002.

Exhibit 3(2)

Agreement between the Company and Micah Gautier dated February 25, 2003.

Exhibit 4(2)

Agreement between the Company, Nevada Fund and Aldo Rotondi dated February 25, 2003.

Exhibit 5(3)

Consulting Agreement amending the Consulting Services Agreement dated December 12, 2002.

Exhibit 6(4)

Amendment to Agreement between the Company and Micah Gautier dated August 4, 2003.

(1)

Filed as Exhibit 4.2 and Exhibit 4.4, respectively, to the Company's Form S-8/A filed with the Securities and Exchange Commission on December 20 2002, and incorporated herein by reference.

(2)

Filed as Exhibit 10-a and Exhibit 10-b, respectively, to the Company's Form 8-K filed with the Securities and Exchange Commission on March 5, 2003, and incorporated herein by reference.

(3)

Filed as Exhibit 4.1 to the Company's Form S-8 filed with the Securities and Exchange Commission on March 13, 2003, and incorporated herein by reference.

(4) Filed as Exhibit 5.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on August 6, 2003, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2005

By:  /s/ Stephen Brock

Stephen Brock